SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of October, 2006

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar 01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- ________)

Earnings Release – 3rd Quarter 2006

Flat EBITDA margin despite the impact of the 2006 shutdown

Key Financial Indicators (in US$million)	3Q06	2Q06	3Q06/2Q06	3Q05	3Q06/3Q05

Net Sales Revenue	312	321	(3)%	291	7%
Domestic Sales	168	162	4%	148	14%
Exports	144	159	(9)%	143	1%
Operating Profit[1]	64	71	(10)%	61	5%
Net Income	79	99	(20)%	60	32%
EPS[2] US$	0.39	0.48	(19)%	0.31	26%
EBITDA(3)	123	128	(4)%	99	24%

(1)	Operating income, excluding financial result, equity result and amortization of goodwill.
(2)	Earnings per share (net income / total outstanding shares ex-treasury).
(3)	Adjusted for the write-off of fixed assets.

Highlights

PULP	•	Capacity shutdowns in the Northern Hemisphere and continued demand resulted in new price increases in market pulp;
	•	Maintenance shutdown at VCP reduced market pulp sales volume;

PAPER	•	Domestic sales volume increases by 1%, Q-o-Q;
	•	Local demand pushed domestic sales share to 78% of total paper volume, compared to 66% in 3Q05 and 74% in 2Q06;

RESULTS	•

EBITDA margin remained flat with better pulp price performance and continued cost control, despite the decline in sales volume and the shutdown, which reduced EBITDA(3) to US$123 million, 40% margin**, equal to 2Q06, a higher than the 34% margin in 3Q05;

**40% adjusted EBITDA margin, excluding the effect of Ripasa’s product resale
	•	Net Revenues of US$312 million, up 7% Y-o-Y;
	•	Sales of 374,000 tons, down 1% Y-o-Y;
	•	Net Income of US$79 million, 32% higher year-on-year;

	•	After a physical inventory of the fixed assets, the company made an asset write-off totalling US$8 million, affecting the quarter’s net income but not affecting dividends;

RIPASA	•	Beginning in September 2006, VCP started to resell products from the RIPASA unit at Americana. This procedure will continue until the approval of the consortium.

VCP 2020	•	We announced an asset swap with International Paper to become a major global player in pulp, thereby assuring the future expansion of VCP’s capacity.

1/17

São Paulo, October 16, 2006 – VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp & paper producers in Latin America, announced today its results for the third quarter of 2006 (3Q06). The operating and financial information herein, unless otherwise indicated, is presented on a consolidated basis and in U.S. dollars in accordance with U.S. GAAP. Also, this report does not include the proportional consolidation of Aracruz Celulose S.A. (12.4%) and Ripasa S.A. Celulose e Papel (50%), whose results were accounted for using the equity method.

2/17

Earnings Release – 3rd Quarter 2006

Net operating revenue and sales volume

Despite a growth of 11% in paper volume to the local market (including 2,750 tons of Ripasa paper for resale purposes) and 3% in pulp sales when measured on a year-on-year basis, 3Q06 sales volume totalled 374,000 tons, down 1%. 3Q06 total net revenues increased 7% as compared to 3Q05, originating from an 8% rise in average prices. In comparison with 2Q06, average prices rose 2% due to the increase in international pulp prices, but total net revenues were 3% lower than the previous quarter, due to a 5% decrease in sales volume, which was caused by a 20% reduction in paper exports in order to meet local demand and a 5% decrease in pulp sales, driven by the Jacareí mill maintenance shutdown.

Paper accounted for 60% of total 3Q06 revenue and pulp 40%, the same participation of the 2Q06. As a consequence of the maintenance shutdown, pulp accounted for 59% and paper for 41% of total sales volume. In 2Q06 these ratios were 60% and 40%, respectively. In 3Q05 the ratios were 57% and 43%.

Also as a result of lower pulp availability and increasing demand in local paper markets, 3Q06 export volume was 61% of total sales volume, lower than the 66% that exports represented in 2Q06 and 3Q05.

3/17

Earnings Release – 3rd Quarter 2006

Pulp

3Q06 pulp sales volume increased 3% as compared to 3Q05 of 222,000 tons, thanks to the resale in the domestic market of additional market pulp volume (8,000 tons) originating from the Ripasa’s Americana unit. As a result, revenue increased by 14% year-on-year to US$126 million, also driven by the 11% increase in international pulp prices. When compared to 2Q06, revenues were 2% lower, caused by a 3% increase in average prices (in dollars), being offset by a 5%¨decrease in sales volume as a result of the Jacareí mill maintenance shutdown.

(*) Announced prices

The third quarter of 2006 continued to reflect the capacity adjustments and shutdowns, coupled with a continuous expansion in global demand, thereby improving the international scenario for this product, bringing new price increases, despite the summer season in the Northern Hemisphere. In July, Eucalyptus pulp prices went up US$20 in the USA and Europe, whereas in Asia, prices also went up US$20, but only in August. As a result, we expect full year 2006 average prices in dollars to be 10% higher than 2005.

VCP’s inventory levels were equivalent to 32 days by the end of 3Q06, compared to 35 days in the beginning of the quarter.

     Domestic Market – Sales volume in the domestic market increased by 13% year-on-year, originating from 8,000 additional tons produced by Americana which went to local clients. For the same reason, sales volume increased by 47% versus 2Q06. Pressured by the exchange rate, domestic CIF prices averaged R$1.091/ton in 3Q06, compared to R$1.109 in 3Q05 (R$1.072 in 2Q06).

     Export Market – Volume increased 2% year-on-year, and average prices increased by 11%, driven by pulp prices increase in the export market. Compared to 2Q06, revenues posted a 6% decrease, resulting from a 4% increase in prices and a 9% drop in sales volume.

4/17

Earnings Release – 3rd Quarter 2006

Paper

Period sales volume totalled 152,000 tons, down 7% year-on-year, driven entirely by domestic sales (+11%), combined with reduced exports of 39%. Compared to 3Q05, paper revenue went up 3% reaching US$186 million, thanks to a 10% increase in average prices, which reflects a better mix of sales and the price increases in the international and domestic markets of 19% and 2%, respectively. The latter due to the positive impact of exchange rates in domestic prices. Compared to 2Q06, the average price rose by 1%, due to a slight increase in export markets coupled with changes in the mix, and with greater sales volume in the domestic market. Net revenues were 3% lower as a result of a 4% drop in total sales volume, primarily from the 20% reduction in exports.

Compared to 3Q05, special and coated paper’s revenue and volume increased, with higher value-added and participation in the local market, while those of uncoated paper, which represent more than 90% of total export paper volume, fell due to the transfer of product to the domestic market.

     Domestic Market – Domestic market sales volume grew by 11% year-on-year and 1% quarter-over-quarter. Compared to 2Q06, average prices remained stable, with small changes in product mix. In comparison to 3Q05, average prices in dollars increased by 2%, mainly due to the positive impact of the exchange rate change on local prices, which fully offset local changes in product mix for uncoated papers and one-off discounts for higher added value papers, which are vulnerable to exchange rate pressure.

Uncoated Paper: Compared to 3Q05, uncoated paper recorded a 16% increase in sales volume, reflecting higher demand from publishers and notebook manufacturers, coupled with additional volumes from Americana (2,200 tons). Average prices in dollars remained stable driven by the positive impact of the appreciation of the Real which offset the higher participation of rolls (with lower prices), lower sales prices to notebook exporters and the high offer of paper in the domestic market, pressuring prices.

Coated Paper: Over 3Q05, sales volume went up 5%, caused mostly by greater local demand and additional volumes from Americana (900 tons). Prices in Reais were 2% lower (6% higher in dollars), pressured by the 7% drop in the exchange rate, which increased the competition from imported products.

Chemical/Special Paper: Sales volume climbed 7% year-on-year, with average prices 2% higher, due to the positive impact of the stronger Real which fully offset the changes in product mix and discounts.

     Export Market – In order to meet strong local sales growth, export volume fell by 39% compared to 3Q05. For the same reason, as compared to 2Q06, sales volume was down 20%. CIF prices averaged US$940/ton versus US$792/ton in 3Q05, explained by the increase in international prices for uncoated papers.

5/17

Earnings Release – 3rd Quarter 2006

Pulp production cash-cost

Third quarter cash-cost* was US$218/ton, 2% higher than the previous quarter, explained by the higher fixed costs and raw materials (“take-or-pay” contracts) originated from Jacareí mill maintenance shutdown, partially offset by the lower cost of wood and fuel. When compared to 3Q05, the negative impact of a stronger Real in our local costs, combined with increases in labor (7% annual labor cost rise as of October 2005), some raw materials and others, were partially offset by the efforts in reducing fixed and variable costs.

* The cash cost of pulp production are presented in this release disregarding depletion and depreciation.

Operating result

3Q06 gross margin was 38%, the same margin of the previous quarter. Gross profit declined 2% to US$120 million, quarter-over-quarter caused principally by reduced sales volume, mainly for pulp, and increases in the cost of products (including those originating at Americana at market prices). Part of this gross profit decline was offset by higher average prices. Compared to 3Q05, when gross margin was 41%, gross profit increased 1%: the higher prices of products sold and the efforts to reduce costs, fully offset the increase in depreciation (caused by the reduction in the working life of our machinery, equipment and installations from 25 to 18 years, effective as of 2006 – an impact of approximately US$16 million), the negative effect originated from the resale of products from Americana unit and 7% salary adjustment resulting from collective bargaining agreement, as of October 2005. The average cost per ton sold was 1% higher than in 2Q06 and 13% higher than 3Q05, also boosted by the negative effect of the appreciation of Real.

3Q06 selling expenses totalled to US$31 million, down 14% over 3Q05 and 6% lower compared to 2Q06. The reduction reflects the company’s cost-reduction drive coupled with decrease in export volumes (-8%). In terms of net revenues share, these expenses decreased from 12.4% in 3Q05 to 9.8% (10.3% in 2Q06).

When compared to 3Q05, general and administrative expenses increased by 7% or US$1 million in absolute terms, to US$15 million. This change is explained mainly by the negative effect of the appreciation of the local currency, the 7% annual pay rise as of October 2005 and due to increases in third-party services. Compared to 2Q06 these expenses remained flat despite a small increase in third-party services. Other operating expenses amounted to US$10 million, a US$7 million increase compared to the previous quarter, mainly due to the write-off of fixed assets.

6/17

Earnings Release – 3rd Quarter 2006

Operating income before financial expenses, equity results and goodwill amotization totalled US$64 million as compared to US$61 million in 3Q05, or 5% higher, year-on-year. This amount would have been substantially higher, year-on-year, if we consider the US$16 million increase in depreciation costs and the US$8 million in fixed assets write-off (both non-cash). Compared to the US$71 million posted in 2Q06, operating income was 10% lower, but would have been higher if one disregarded the non-recurring write-off of fixed assets.

As a result, 3Q06 adjusted operational cash generation (EBITDA**) totaled US$123 million, 24% higher than the 3Q05, but 4% lower than previous quarter. The EBITDA margin stood at 39%, higher than the 34% posted in 3Q05, even though the average exchange rate declined 7% year-on-year, due to strong cost reductions combined with a favorable pricing scenario.  If one disregarded revenues originated from Americana unit (US$ 8 million), EBITDA would have been US$ 121 million, with a 40% margin, the same of 2Q06.

(**) Adjusted by the impact of extraordinary write-off on EBITDA and the resale of Ripasa’s products (see table below)

IMPACT OF EXTRAORDINARY WRITE-OFF AND THE RESALE OF RIPASA’S PRODUCT ON EBITDA	3Q06	3Q05	3Q06/3Q05 change

NET SALES (US$ Million)	312	291	7%

EBITDA (US$ Million)	115	93	24%
(+) Write-off of fixed assets	8	6	33%

ADJUSTED EBITDA (US$ Million)	123	99	24%

As a% of Net Sales	39%	34%	5 p.p.

NET SALES without Ripasa´s product (US$ Million)	305	291	4%
ADJUSTED EBITDA without Ripasa´s product (US$ Million)	121	99	22%

As a% of Net Revenue	40%	34%	6 p.p.

Resale of Ripasa’s products: In September 2006 VCP initiated the pre-consortium in which it purchases 50% of the products of Americana, at market prices, and resell it through its own brands and comercial channels. Americana is the largest mill of Ripasa and produces uncoated papers, coated papers and market pulp. It is important to note that under that situation the operating profit of VCP incorporates only the distribution margin from the resale of the Americana’s products, while the gross margin of those products remains at Ripasa’s results. This transition situation will end when the consortium Conpacel starts up.

Financial Results

Financial expenses of US$47 million in the 3Q06 were US$13 million higher than in the 2Q06, due to an increase in gross debt and in average LIBOR (from 5.34% to 5.50% p.a. during the period). These changes were partially offset by the renegotiations of the loans after obtaining the investment grade rating (the Liability Management program) from Standard & Poors. Financial income decreased by US$26 million over the previous quarter, explained by the net positive impact of US$25 million from the reversal of the PIS/COFINS tax provisions on financial income recorded in 2Q06 (the PIS/COFINS tax is a Social contribution on Revenues and the reversal of the provision was due to a favorable decision by the Court to VCP’s questioning the expansion of the competentional basis of the tax). It is important to note that year to date net financial result was US$5 million positive against a net debt of US$929 million.

7/17

Earnings Release – 3rd Quarter 2006

The gross debt increased by US$63 million, from US$1,481 million in June 30, 2006 to US$1,544 million in September 30, 2006. The increase is explained by new pre-export loans, which were partially offset by net repayments during the period. The average maturity of VCP’s debt was 5.3 years at the end of the quarter, once again, demonstrating the sound position of our balance sheet.

The net debt decreased by US$21 million, from US$950 million in June 30, 2006 to US$929 million in September 30, 2006 mainly due to the strong cash generation and reduction in working capital, which was partially offset by the additional payment to RIPASA’s minority shareholders (approximately US$35 million) and disbursements related to capex in the period (mainly in forestry and the debottlenecking of the new pulp line in Jacarei mill). It is important to highlight that despite its investments and dividend policy, VCP maintained its net debt lower than two times EBITDA (investment grade) and 39% of its shareholders’ equity.

Similar to the previous quarter, when the US dollar appreciated and the net foreign exchange result, including fair value, resulted in a loss of US$8 million, during the 3Q06 we incurred a loss of US$9 million. The fair value accounting adjustment was made in accordance with SFAS 133 and did not impact cash flows.

DEBT (US$million)	COST % p.a.	Jun 30, 2006	Sep 30, 2006%

SHORT TERM		324	364	24%

Real denominated(5)	TJLP + 3.0%	37	37	2%
Dollar denominated	LIBOR + 0.6%	287	327	22%
LONG TERM		1,157	1,180	76%

Real denominated(5)	TJLP + 3.4%	126	129	8%
Dollar (Bonds/other(5))	8.1%	261	260	17%
Dollar (Prepayments)	LIBOR+0.7%	770	791	51%
TOTAL GROSS DEBT		1.481	1,544	100%
(-) CASH POSITION (4)		(531)	(615)
NET DEBT		950	929

(4)	Includes unrealized loss from cross-currency interest rate swaps classified as long term liabilities.
(5)	Includes BNDES loan denominated in a basket of currencies plus 3% to 4.5%p.y.

DEBT AMORTIZATION	2006	2007	2008	2009	2010	After 2010

(US$million)	155	241	101	84	91	872

Equity from affiliates

Although it had no impact on the cash position, the company recorded a consolidated equity income of US$32 million (US$14 million in 2Q06 and US$10 million in 3Q05), comprised of US$13 million from Aracruz Celulose S.A., and US$19 million from Ripasa Celulose e Papel S.A.. Additional income (less than US$1 million) was recorded due to the favorable variation in assets and liabilities denominated in foreign currency of affiliates.

8/17

Earnings Release – 3rd Quarter 2006

Income tax

The effective income tax rate in 3Q06, excluding equity results, was 11% negative (tax reversal) against a positive 4% in 2Q06 and 17% in 3Q05. In the year-on-year comparison, the reduction in income tax is caused by increases in financial expenses, depreciation and asset write-off recorded in the quarter. These effects reduced the income tax calculation basis. The change in our effective tax rate was due to the proportional effect of the future payment of interest on our own capital for the period.

Net income

VCP’s 3Q06 net income was US$79 million, 32% more than the US$60 million recorded in 3Q05. Compared to 2Q06, net income was 21% lower, mainly due to the reduction in financial income, the decrease in operating profit and the aforementioned fixed asset write-off.

CAPEX

The company invested US$60 million in the third quarter of 2006, related mainly to US$23 million in forestry (acquisition of land and forest planting and maintenance) and US$25 million in upgrading and expansion, principally the debottlenecking of the pulp line at the Jacareí plant.

CAPEX (US$million)	COMPLETED BY 09/30/06	PLANNED FOR 2006

Expansion Projects	43	50
Modernization	30	30
Forests	87	130
Maintenance, IT and other	39	37
TOTAL	199	247

Asset Swap with International Paper

On September 19, 2006, VCP and International Paper (IP) announced a swap of industrial and forestry assets between both companies. VCP will transfer to IP its Pulp and Paper Production Unit located in the city of Luiz Antonio (São Paulo) and its respective forestry base unit. IP will, in turn, transfer to VCP assets linked to the production of eucalyptus pulp, including a project under development for an eucalyptus pulp mill and all related rights, totalling US$1.15 billion, plus the lands and planted forests located in the region surrounding the city of Três Lagoas (MS).

The start up of this plant is foreseen for January 2009, and its capacity will be 1.1 million ton/year. The companies expect the details and respective swap operation to be concluded no later than February 1, 2007.

Strategic Rationale

The asset swap represents an important step in VCP’s long term strategic planning (2020 Vision). The company is strategically positioned to fully benefit from Votorantim’s forestry technology and the competitive advantages of Brazilian agro-forestry industry, to become one of the major global players in terms of eucalyptus pulp, and to assure the future organic expansion of such capacity.

A new growth opportunity arises for VCP, with full access to the raw material necessary to produce market pulp, in a region with high competitive advantages and with sustainability. With the addition of this source of growth, its Jacareí production unit and its recent investments in the state of Rio Grande do Sul - execution of which will continue - VCP, in the next five years, will reach a “major player” position among the world’s global leaders of market pulp, with a production capacity exceeding 3 million tons.

Nevertheless, the Luiz Antonio mill symbolizes the excellence of VCP investments in the production of uncoated papers. This asset, which had already achieved its utmost value creation, within VCP’s business, still offers opportunities for future value creation when utilized by companies with a broad international distribution network and global scale for production of printing and writing papers.

9/17

Earnings Release – 3rd Quarter 2006

Current drivers of VCP business	Besides this new business expansion in market pulp, VCP maintains all its existing businesses, with value creation to its shareholders and clients in the following areas:

• Value Added Papers: reaffirms its commitment and leadership in the carbonless, thermal and coated papers.

•

Uncoated Papers: Beginning in 2007, with the RIPASA Consortium operating, we will be fully capturing the planned synergies, yet enabling continuity in the uncoated paper business, through our strong brands COPIMAX (for cut size papers) and PRINTMAX (offset papers).

•

Paper Distribution: VCP maintains its businesses in regional paper distribution, through its merchant company KSR, which is part of its value-added paper operation and of synergies arising from Ripasa.

Perspectives	The combination of the asset swap agreement and current business drivers, permits VCP to move forward with its plan of sustainable growth, based on two directions:

(i)

Organic growth which includes: debotllenecking of the new production line of market pulp originated in Jacareí-SP, which is adding 150,000 tons in production capacity in 2006 and 2007; pulp production expansion in Americana unit (P630 - Ripasa); and, the aforementioned asset swap with International Paper, which will increase market pulp capacity by 1.1 million tons as from January 2009.  Additionally, by means of continued investments in the state of Rio Grande do Sul, where the company has also started a project to build an industrial unit to be concluded during the first years of the next decade. A social environmental license has been requested for this project;

(ii)

Growth resulting from industry consolidation, which begin in 2001, with the acquisition of a part of Aracruz Celulose S.A. and continued in 2004, with the acquisition of 50% of Ripasa Celulose e Papel S.A. These initiatives are in line with our long-term strategic plan, which will enable the company to reach installed capacity of 4 million tons of market pulp and 2 million tons of paper in 2020, with estimated sales of US$4 billion.

Concurrently, VCP continues to reduce its costs and increase productivity, develop risk management, value innovation, reinforce client relationship, and invest in human capital and R&D. Accordingly, these efforts ensure sustainability to its business growth, while aiming to adding value to shareholders, in a disciplined way, via providing a 3% return per year above WACC. 2006 represents a year of continuity, consolidation and benefiting from synergies resulting from the Ripasa acquisition.

Mogi das Cruzes Divestiture	Also, during the quarter, VCP announced its plan to divest its non-integrated special paper mill located in the city of Mogi das Cruzes (SP).

The Mogi das Cruzes mill produces approximately 22 thousand tons per year of industrial and special papers such as decorative papers (for coating of wood panels and furniture), special packaging papers (for soaps and pack of cigarettes) and special printing & writing papers (colorful, perfumed, embossed papers and cardboards). In 2005 the Mogi unit posted net revenues of R$60 million and sales of 20 thousand tons of paper, representing approximately 1% of VCP’s total sales.

The divestiture plan of this unit is a part of VCP’s strategy to focus and grow in the production of market pulp and printing & writing papers (coated and uncoated) on a large scale, in line with the 2020 vision.

10/17

Earnings Release – 3rd Quarter 2006

Capital Markets Ripasa Acquisition

In the beginning of July, VCP and Suzano concluded the Ripasa reestructuring process, pursuant to a Material Fact released on July 20, 2005, whereby non-controlling Ripasa’s shareholders were merged with VCP and Suzano in equal share amounts, and payed to all shareholders who signed the agreement (approximately 96%) R$1.0712 per preferred share, as adjusted by the CDI interest rate, between the Extraordinary General Meeting date and its effective payment. This transaction will allow full utilization of the synergies arising from the acquisition.

Share Performance

In the 3Q06, the company’s preferred shares (VCPA4) appreciated 9% on the São Paulo stock market, while the Bovespa Index (Ibovespa) remained flat. There were 31,000 trades in the quarter, involving approximately 21 million shares, 4% lower than in the previous three months.

Daily trading volume averaged R$12 million on the Bovespa and US$8 million on the NYSE, jointly equivalent to 1.66% of the Ibovespa total volume. VCP had a 0.96% share of the Ibovespa and a 1.83% share of the Corporate Sustainability Index (ISE).

Period earnings per share totaled US$0.39.

VCP’s level III ADRs were up 9% on the NYSE in the 3Q06, versus a 5% increase in the Dow Jones index. The Bloomberg Paper & Forest Index Europe increased by 9% and the Bloomberg Paper & Forest Index US by 1%. Traded volume during the period averaged US$8 million per day.

11/17

Earnings Release – 3rd Quarter 2006

CONFERENCE CALLS

Portuguese
October 17, 2006
8:00 a.m.US EST (9:00 a.m. Brasilia Time)
Tel.: +55 (11) 2101-4848
Replay: +55 (11) 2101-4848
Code: VCP

English
October 17, 2006
9:00 a.m.US EST (10:00 a.m. Brasilia Time)
Tel.: +1 (973) 935-8893
Replay: +1 (973) 341-3080
Code: 7947020

Participants are requested to connect ten minutes prior to the time set for the conference calls.

Slides and Webcast
A slide presentation will be available for viewing and downloading on the IR session of our website www.vcp.com.br . The Conference Calls will be live broadcast over the Internet on the same website, remaining available after the event.

Replay
A conference call replay facility will be available from October 17 through October 24, 2006.
In order to access the replay, dial above mentioned numbers

The statements contained in this release with respect to the Company’s business prospects, projected operating and financial results, and growth potential are merely forecasts based on expectations of its Management regarding the future of the Company. Such expectations are highly dependent on Brazil’s overall economic performance as well as industry and international market conditions and, therefore, subject to change.

Votorantim Celulose e Papel S.A. – VCP is one of the largest pulp & paper producers in Brazil in terms of net revenues and total assets, and leads the Brazilian market for printing & writing and special papers. It is an integrated pulp & paper mill with a highly efficient production cycle because it uses the most suitable technology for each process. VCP sells its products domestically and to more than 55 countries across all five continents.

12/17

Earnings Release – 3rd Quarter 2006

Exhibit I

Net Revenues - 3nd QTR 2006 X 2nd QTR 2006

	USGAAP

	Tons		Net Revenue - US$ 000		Price - US$/ ton		QoQ %

PRODUCTS	3Q06	2Q06	3Q06	2Q06	3Q06	2Q06	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	58,743	59,426	60,088	60,837	1,023	1,024	(1.1)	(1.2)	(0.1)
Coated	33,772	28,254	41,538	35,220	1,230	1,247	19.5	17.9	(1.3)
Chemical/Special	25,688	29,017	53,367	57,205	2,078	1,971	(11.5)	(6.7)	5.4
Total	118,203	116,697	154,993	153,262	1,311	1,313	1.3	1.1	(0.2)
Export Market
Uncoated	30,627	37,405	28,803	34,950	940	934	(18.1)	(17.6)	0.7
Coated	2,850	4,142	2,659	3,644	933	880	(31.2)	(27.0)	6.0
Chemical/Special	—	82	—	118	—	1,439	(100.0)	(100.0)	—
Total	33,477	41,629	31,462	38,712	940	930	(19.6)	(18.7)	1.1
Total Paper	151,680	158,326	186,455	191,974	1,229	1,213	(4.2)	(2.9)	1.4
Pulp
Domestic Sales	25,994	17,680	13,070	8,677	503	491	47.0	50.6	2.5
Export Market	196,157	216,400	112,722	119,647	575	553	(9.4)	(5.8)	3.9
Total	222,151	234,080	125,792	128,324	566	548	(5.1)	(2.0)	3.3
Total Domestic Sales	144,197	134,377	168,063	161,939	1,166	1,205	7.3	3.8	(3.3)
Total Export Market	229,634	258,029	144,184	158,359	628	614	(11.0)	(9.0)	2.3

TOTAL	373,831	392,406	312,247	320,298	835	816	(4.7)	(2.5)	2.3

Net Revenues - 3nd QTR 2006 X 3nd QTR 2005

	U S G A A P

	Tons		Net Revenue - US$ 000		Price - US$/ ton		YoY %

PRODUCTS	3Q06	3Q05	3Q06	3Q05	3Q06	3Q05	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	58,743	50,777	60,088	52,183	1,023	1,028	15.7	15.1	(0.5)
Coated	33,772	32,211	41,538	37,256	1,230	1,157	4.8	11.5	6.3
Chemical/Special	25,688	23,939	53,367	48,177	2,078	2,012	7.3	10.8	3.2
Total	118,203	106,927	154,993	137,616	1,311	1,287	10.5	12.6	1.9
Export Market
Uncoated	30,627	49,544	28,803	39,144	940	790	(38.2)	(26.4)	19.0
Coated	2,850	5,613	2,659	4,505	933	803	(49.2)	(41.0)	16.3
Chemical/Special	—	69	—	94	—	1,357	(100.0)	(100.0)	—
Total	33,477	55,226	31,462	43,742	940	792	(39.4)	(28.1)	18.7
Total Paper	151,680	162,153	186,455	181,358	1,229	1,118	(6.5)	2.8	9.9
Pulp
Domestic Sales	25,994	22,953	13,070	10,870	503	474	13.2	20.2	6.2
Export Market	196,157	193,164	112,722	99,625	575	516	1.5	13.1	11.4
Total	222,151	216,117	125,792	110,495	566	511	2.8	13.8	10.8
Total Domestic Sales	144,197	129,880	168,063	148,486	1,166	1,143	11.0	13.2	1.9
Total Export Market	229,634	248,390	144,184	143,367	628	577	(7.6)	0.6	8.8

TOTAL	373,831	378,270	312,247	291,853	835	772	(1.2)	7.0	8.3

Note: The 3Q06 sales volume as indicated above include 8,000 tons of market pulp, 2,200 tons of  uncoated paper and 900 tons of coated paper originating from Americana mill. These volumes were fully sold in the local  market and corresponded to net revenue of approximately US$8 million.

13/17

Earnings Release – 3rd Quarter 2006

Exhibit II

INCOME STATEMENT

	US$ Million

	3rd QTR 06		2nd QTR 06		3rd QTR 05		Change

	US$	%	US$	%	US$	%	3Q06 / 2Q06	3Q06 / 3Q05

Net Operating Revenue	312	100%	321	100%	291	100%	-3%	7%

Domestic Sales	168	54%	162	50%	148	51%	4%	14%
Export Sales	144	46%	159	50%	143	49%	-9%	1%

Operating Cost and expenses	(248)	-80%	(249)	-78%	(230)	-79%	0%	8%

Cost of sales	(192)	-61%	(199)	-62%	(172)	-59%	-4%	12%
Selling and marketing	(31)	-10%	(33)	-10%	(36)	-12%	-6%	-15%
General and administrative	(15)	-5%	(15)	-5%	(14)	-5%	-1%	7%
Other operating (expenses) income, net	(10)	-3%	(3)	-1%	(8)	-3%	286%	40%

Operating Profit	64	20%	71	22%	61	21%	-10%	5%

Non-operating income (expense)	(22)	-7%	18	6%	(1)	0%	-224%	2139%
Financial income	34	11%	60	19%	27	9%	-42%	30%
Financial expense	(47)	-15%	(34)	-11%	(32)	-11%	38%	49%
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	(9)	-3%	(8)	-2%	4	1%	16%	-330%

Income (loss) before taxes and equity income (loss) of investees	42	13%	89	28%	60	21%	-53%	-31%

Income tax expense	5	1%	(4)	-1%	(10)	-3%	-213%	-145%

Income (loss) before equity income (loss) of investees	46	15%	85	26%	50	17%	-46%	-8%

Equity income (loss) affiliates	32	10%	14	4%	10	3%	136%	231%

Net Income (Loss)	78	25%	99	31%	60	21%	-20%	31%

Depreciation and depletion	50	16%	57	18%	35	12%	-12%	43%

EBITDA	115	37%	128	40%	93	32%	-10%	23%

EBITDA adjusted*	123	39%	128	40%	99	34%	-4%	24%

* Adjusted for the write-off of fixed assets

VCP’s EBITDA without the effect of resale of Ripasa product

Net Revenue	305
EBITDA	121
EBITDA margin	40%

INCOME STATEMENT

US$ Million

	Jan-Sep 06		Jan-Sep 05		Change

	US$	AV%	US$	AV%	YoY

Net Operating Revenue	933	100%	815	100%	14%

Domestic Sales	479	51%	398	49%	20%
Export Sales	454	49%	417	51%	9%

Operating Cost and expenses	(725)	-78%	(611)	-75%	19%

Cost of sales	(567)	-61%	(462)	-57%	23%
Selling and marketing	(99)	-11%	(100)	-12%	-1%
General and administrative	(43)	-5%	(38)	-5%	14%
Other operating (expenses) income, net	(16)	-2%	(11)	-1%	45%

Operating Profit	208	22%	204	25%	2%

Non-operating income (expense)	5	1%	9	1%	-43%
Financial income	127	14%	48	6%	166%
Financial expense	(120)	-13%	(75)	-9%	60%
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	(2)	0%	36	4%	-105%

Income (loss) before taxes and equity income (loss) of investees	213	23%	213	26%	0%

Income tax expense	(2)	0%	(31)	-4%	-94%
Income (loss) before equity income (loss) of investees	211	23%	182	22%	16%
Equity income (loss) affiliates	59	6%	31	4%	88%

Net Income (Loss)	270	29%	214	26%	26%

Depreciation and depletion	141	15%	87	11%	62%

EBITDA	349	37%	287	35%	22%

EBITDA adjusted*	357	38%	293	36%	22%

* Adjusted for the write-off of fixed assets

VCP’s EBITDA without the effect of resale of Ripasa product

Net Revenue	925
EBITDA	355
EBITDA margin	38%

14/17

Earnings Release – 3rd Quarter 2006

Exhibit III

BALANCE SHEET

ASSETS	SET / 06	JUN / 06

CURRENT ASSETS	1,290	1,132

Cash and Cash Equivalents	486	399
Available for sales	262	251
Trade Accounts Receivables	187	177
Inventories	210	186
Deferred income tax	51	31
Recoverable taxes	74	69
Other	20	19

Investment in affiliates and goodwill	957	932

Property, Plant and Equipment - Net	1,936	1,942

Other Assets	209	221

Deferred Income Tax	70	83
Other	139	138

TOTAL ASSETS	4,392	4,226

LIABILITIES	JUN / 06	JUN / 06

CURRENT LIABILITIES	581	517

Trade payables	100	52
Short-term debt	200	195
Current portion of long-term debt	164	129
Unrealized losses from foreign currency and interest rate swaps	57	57
Payroll, profit sharing and related charges	23	19
Income and social contribuition taxes	4	2
Other	33	63

LONG TERM LIABILITIES	1,448	1,411

Long-term debt	1,180	1,157
Unrealized loss from cross currency interest rate swaps	76	62
Accrued liabilities for legal proceedings (incl. Post-retirement benefits)	192	192

SHAREHOLDERS’ EQUITY	2,363	2,298

Preferred shares, no par value, 280,000,000 shares authorized, 98,443,055 shares issued (2005 - 85,911,046)	1,026	1,026
Common shares no par value, 140,000,000 shares authorized, 105,702,452 shares issued	1,053	1,053
Additional paid in capital	29	29
Treasury shares, at cost 2006 - 1,031,800 and 2005 - 1,081,500 preferred shares	(12)	(13)
Appropriated retained earnings	72	72
Unappropriated retained earnings	756	678
Cumulative translation adjustment	(561)	(547)
Net unrealized gains on available for sale securities	—	—

TOTAL LIABILITIES	4,392	4,226

15/17

Earnings Release – 3rd Quarter 2006

Exhibit IV

CASH FLOW STATEMENT

US$ Million

CASH FLOW FROM OPERATING ACTIVITIES	3rd QTR 06	2nd QTR 06

NET INCOME (LOSS)	79	99
Adjustments to reconcile net income to cash provided by operating activities :
Foreign exchange losses, net	9	8
Equity in earnings of affiliates	(32)	(14)
Deferred income tax	(9)	—
Depreciation and depletion	50	57
Disposal of property, plant and equipment	9	—
Changes in operating assets and liabilities :
Trade accounts receivable	(26)	23
Inventories	(20)	(9)
Other assets	(21)	15
Liabilities	21	(49)
Net cash provided by operating activities	60	130

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase (sale) of available for sales securities, net	(2)	104
Interest on equity and dividends received	8	(4)
Acquisition of PP&E	(60)	(77)
Net cash used in investing activities	(54)	23

CASH FLOWS FROM FINANCING ACTIVITIES

Short-term debt	33	(36)
Long-term debt Issuances	98	81
Repayments	(47)	(148)
Sales of treasury shares	1	—
Dividends Paid	—	(110)
Net cash provided by (used in) financing activities	85	(213)
Effect of exchange rate changes on cash and cash equivalents	(4)	4
Net increase (decrease) in cash and cash equivalents	87	(56)
Cash and cash equivalent at beginning of year	399	455
Cash and cash equivalent at end of the year	486	399

16/17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)

Date: 10/16/2006
	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer

17/17